Exhibit 99.1

Ecopetrol and Occidental complete investment agreement in the US Permian Basin

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“the Company”) informs that today it completed the joint venture transaction announced last July 31, 2019.  Through this deal, the Company and Occidental Petroleum Corp (NYSE: OXY) agreed to form a strategic alliance or Joint Venture (“JV”) for the development of unconventional reservoirs in approximately 97,000 acres of the Permian Basin in the State of Texas (US).

For these purposes, Ecopetrol Permian LLC, 100% owned by Ecopetrol S.A., has acquired a 49% stake in Rodeo Midland Basin LLC, a company incorporated in the State of Delaware, meeting the capital requirements of such jurisdiction and whose economic activity will be directed towards the execution of the joint development plan under the JV. After the transaction, which has an already announced value of approximately 1.5 billion dollars (50% in cash and 50% in carry), Occidental will retain 51% of Rodeo Midland Basin LLC, through its affiliate Occidental Midland Basin LLC.

For the acquisition and closing of the transaction, Ecopetrol S.A. made an initial payment of approximately 876.5 million dollars (equivalent to 50% of the total transaction value) comprised as follows: (i) approximately 750 million dollars corresponding to its share of the transaction value of the JV and (ii) 126.5 million dollars corresponding to the estimated expenditures of the development plan in 2019 between  the effective date of the JV (August 1, 2019) and the rest of the year.

Presently, there are two rigs in operation in the area. Two wells have been drilled and are in completion in order to achieve their first production by the end of 2019. Activity levels are expected to continue to increase through next year, with four rigs expected to be in operation by the end of 2020. The JV is expected to allow the Ecopetrol Group to incorporate proven reserves of approximately 160 million boe by the end of 2019.

This transaction is aligned with Ecopetrol’s strategic priorities outlined in the 2019-2021 business plan, which are focused on reserves and production growth under strict capital discipline, supported by exploration activities, enhanced oil recovery, unconventional resources and the internationalization of operations. It also strengthens Ecopetrol’s relationship with a respected, strategic partner, highly experienced in the development of unconventional resources.

Bogotá D.C., November 13, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets (a)

Carolina Tovar Aragon

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co